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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                     (Amendment No. 8 for Robert H. McLean)

                    Under the Securities Exchange Act of 1934

                           BFX HOSPITALITY GROUP, INC.
                         (formerly Buffton Corporation)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    119885200
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                                 (CUSIP Number)

                                Robert H. McLean
                                226 Bailey Avenue
                                    Suite 101
                             Fort Worth, Texas 76107
                                 (817) 332-4761
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].



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1.   Names of Reporting persons:

     Robert H. McLean - SS No. ###-##-####
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2.   Check the Appropriate Box if a Member of a Group

                                        (a)____________
                                        (b)____________
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3.   SEC Use Only


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4.   Source of Funds


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5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)


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6.   Citizenship or Place of Organization

     Mr. McLean is a citizen of the United States of America.
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     Number of Shares Beneficially Owned By Each Reporting Person With

7.   Sole Voting Power                    688,601

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8.   Shared Voting Power                             -0-

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9.   Sole Dispositive Power             688,601
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10.  Shared Dispositive Power                   -0-

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       340,570    Actual Ownership
       300,000    Stock Options
         4,831    ESOP Shares
        22,100    Shares owned by a limited partnership controlled by Reporting
                  Person
        20,000    Shares owned by a limited partnership of which Reporting
                  Person is a limited partner and an officer of the general
                  partner but does not have an ownership interest in the
                  general partner. Reporting Person disclaims beneficial
                  ownership of all of these securities and this report shall not be deemed an admission of beneficial ownership for
                  Section 16 purposes.
         1,100    Shares owned by Reporting Person's spouse
       -------
       688,601
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares   _______

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13.  Percent of Class Represented by Amount of Row (11)

     16.31%, based on the 3,968,866 Shares outstanding as of January 7, 2000 plus 300,000 shares represented by options currently exercisable by Reporting Person.
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14.  Type of Reporting Person           IN
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CUSIP No. 119885200





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                          THE STATEMENT ON SCHEDULE 13D
                   FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
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Item 4.  (a), (b), (h), and (i). See Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On July 27, 2000, BFX Hospitality Group, Inc. (the "Company") issued a press release announcing that negotiations have commenced for the possible acquisition of all of the outstanding common stock of the Company pursuant to a merger of the Company with an entity that would be formed by Mr. Robert H. McLean, Chairman of the Board and Chief Executive Officer of the Company. Mr. McLean has made a preliminary proposal to an Independent Committee of the Board of Directors of the Company to acquire the common stock at $2.25 per share, subject to certain conditions. The press release is attached as Exhibit 4(a) to this amendment number 8 to Schedule 13D. Mr. McLean also is currently discussing with certain other management members their possible participation in the acquisition.

         Any transaction that might result from these negotiations would be subject to: (a) the execution of a definitive agreement satisfactory to the parties, (b) obtaining necessary financing, (c) receipt of opinions from investment bankers that the transaction is fair from a financial point of view to shareholders, (d) filing appropriate disclosure and other necessary or appropriate documents with the SEC, and any other agencies or regulatory bodies, (e) obtaining any necessary or appropriate approvals and consents from governmental agencies or authorities, (f) obtaining the approval of the Independent Committee of the Board of Directors, the Board of Directors and Shareholders of the Company (g) satisfying any conditions or prerequisites to the transaction, and (h) doing any and all other things that may be necessary or appropriate to conclude the transaction.

Item 7.  Material to be Filed as Exhibits.

         (a)      Press Release of BFX Hospitality Group, Inc., issued July 27,
                  2000.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 31, 2000

                                            /s/ ROBERT H. MCLEAN
                                            -----------------------------
                                            ROBERT H. MCLEAN


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